UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that it has published a Notice of an Extraordinary General Meeting of the Shareholders of the Company to be held on Thursday, August 6, 2020, at 4:30 p.m. Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 19th Floor, 132 Menachem Begin Road, Tel Aviv, Israel. The Notice of Extraordinary General Meeting of Shareholders is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including the Notice of Extraordinary General Meeting of Shareholders, will also be submitted to the Israel Securities Authority and Tel Aviv Stock Exchange and available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il, and will also be made available on the Company’s corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

The Proxy Statement for the Extraordinary General Meeting of Shareholders, together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), is expected to be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on or around July 2, 2020, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be submitted to the Israel Securities Authority and Tel Aviv Stock Exchange and available on their respective websites for listed company reports, and will also be made available on the Company’s corporate website.

Following publication by the Company of the Proxy Materials, BNY Mellon, the Depositary of the Company’s American Depositary Shares (“ADSs”) program will distribute a Voting Instruction Form for holders of the Company’s ADSs, which will be distributed to holders of the Company’s ADSs by BNY Mellon, and a copy of which will be furnished to the SEC on Form 6-K and will also be submitted by the Company to the Israel Securities Authority and Tel Aviv Stock Exchange and available on the respective websites for listed company reports. ADS holders should return their BNY Mellon Voting Instruction Form by no later than 12:00 P.M. EST on July 31, 2020.

Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the meeting. The Company has included its website address in this Form 6-K solely as an inactive textual reference. The Company will post on its website any materials in connection with the meeting required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Notice of Extraordinary General Meeting of Shareholders of Kitov Pharma Ltd.

Forward-Looking Statements and Registrant’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect the Company’s current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond the Company’s control, as well as uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. The Company disclaims any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures the Company makes in its reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the SEC on December 12, 2016 (Registration file numbers 333-207117 and 333-211477), the Registrant’s Registration Statement on Form S-8 filed with the SEC on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the SEC on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the SEC on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the SEC on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the SEC on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the SEC on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the SEC on May 13, 2020 (Registration file number 333- 238229), and the Registrant’s Registration Statement on Form S-8 filed with the SEC on May 18, 2020 (Registration file number 333-238481), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 1, 2020	KITOV PHARMA LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

3